December 20, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Washington, DC 20549-6010

Attention: Mr. Ryan Rohn

Re:	iVoice, Inc.
Form 10-K for the Year ended December 31, 2009
Filed April 13, 2010
File No. 000-29341

Dear Mr. Rohn:

We have reviewed your comment carefully, and have set forth below is our response to your December 3, 2010 letter.

Form 10-K for the Year Ended December 31, 2009

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

b) Principles of Consolidation, page F-12

1. We have reviewed your response to our prior comment number 1 and have the following comment. Tell us how you considered the guidance in ASC 810-10-15-14(b) (2) related to your equity investment of preferred stock in B Green Innovations, Inc. In this regard, we note your disclosure in Note 2 on page 10 of your Form 10-Q for the quarter ended March 31, 2010, that the preferred stock does not have any voting rights and contains a 3% dividend rate. We further note your statement in your response that your investment is protected from absorbing the entity’s losses by virtue of the fact that B Green is a corporation. Tell us how you considered ASC 810-10-25-38. In addition, it does not appear that you have completely addressed our prior comment. We repeat our prior comment to provide us with your assessment of the five characteristics of a variable interest equity as they relate to B Green Innovations, Inc. and provide us with a more detailed qualitative analysis that you determined that you are the primary beneficiary of B Green Innovations, inc. Refer to ASC 810.

iVoice, Inc.’s equity investment in B Green Innovations, Inc. in the form of preferred stock is an equity investment at risk pursuant to ASC 810-10, and is considered the primary beneficiary. The Company has considered the following;

1.
The total equity interest of iVoice, Inc. in B Green is at risk. The total investment is not sufficient to finance all activities without additional financial support or a significant increase in business activities.

2.	The amount of equity invested by iVoice does not exceed the estimate of B Green Innovations, Inc.’s expected losses.
3.	Per terms of preferred stock, iVoice returns are capped at 3%.
4.	iVoice Inc.’s investment is protected from absorbing B Green’s losses by virtue of the fact that B Green Innovations, Inc. is a corporation.
5.	iVoice Inc. absorbs the variability associated with changes in the entity’s net asset value.
6.
iVoice Inc. has a controlling interest in B Green Innovations, inc. inasmuch as      iVoice has provided all the funding to B Green Innovations, Inc. as well as providing it with management support. As such, we considered iVoice as the primary beneficiary of B Green Innovations, Inc.

7.
iVoice, Inc. also has the power to direct the activities of B Green that impact B Green’s performance as a result of the common management.  iVoice has the right to receive benefits in the form of dividends that could potentially be significant to B Green.

8.	iVoice provides more than half of the total equity, subordinated debt, and other forms of subordinated financial support.

Future filings will include a brief description that summarizes the significant the reasons why B Green Innovations, Inc. is considered a variable interest equity.

For 10-Q for the Quarterly Period ended September 30, 2010

Item 4T – Controls and Procedures, page 20

1. We note that you have provided management’s report on internal control over financial reporting and omitted your conclusions regarding the effectiveness of your disclosure controls and procedures. In a quarterly filing filed on Form 10-Q, disclosures relating to disclosure controls and procedures should be provided rather than management’s report on internal control over financial reporting. Refer to item 4 of Form10-Q and Item 307 of Regulation S-K. Please revise your filing accordingly. Similar concerns apply to your Form 10-Q’s for the quarterly periods ended March 31, 2010 and June 30, 2010.

We will revise our filing on Form 10-Q for the period ended September 30, 2010, as well as future filings to incorporate the following disclosure in Item 4T.

Management's report on internal control over financial reporting.

Management of the Company has evaluated, with the participation of the Chief Executive Officer and Chief Financial Officer of the Company, the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of the Company had concluded that the Company's disclosure controls and procedures as of the period covered by this Quarterly Report on Form 10-Q were not effective for the following reasons:

a)
The Company has limited segregation of duties amongst its employees with respect to the Company's control activities. This deficiency is the result of the Company's limited number of employees. This deficiency may affect management's ability to determine if errors or inappropriate actions have taken place. Management is required to apply its judgment in evaluating the cost-benefit relationship of possible changes in our disclosure controls and procedures.

b)
The Company's has a limited number of external board members. This deficiency may give the impression to the investors that the board is not independent from management. Management and the Board of Directors are required to apply their judgment in evaluating the cost-benefit relationship of possible changes in the organization of the Board of Directors.

Changes in internal control over financial reporting.

Management of the Company has also evaluated, with the participation of the Chief Executive Officer of the Company, any change in the Company’s internal control over financial reporting that occurred during the period covered by this Quarterly Report on Form 10-Q and determined that there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

We appreciate your comments and look forward to any response you may have to our letter. I, of course, would be glad to discuss any of our responses above by telephone.

Sincerely,

/s/ Jerome Mahoney
     Jerome Mahoney
     President, Chief Executive
     Officer and Chief Financial Officer